SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **February 16, 2006**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

Item 2.02   Results of Operations and Financial Conditions

On February 16, 2006, ALLETE, Inc. (ALLETE) issued a press release announcing 2005 earnings, which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 2.02. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Shell Company Transactions – Not applicable

(d)   Exhibits

Exhibit
Number

99 - ALLETE News Release dated February 16, 2006, announcing 2005 earnings. **[This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.]**

_____

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- ALLETE's ability to manage expansion and integrate acquisitions;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- ALLETE's ability to obtain viable real estate for development purposes;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- ALLETE's ability to access capital markets;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to replace a mature workforce, and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed under the heading "Factors that May Affect Future Results" in Item 7 of ALLETE's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (2004 Form 10-K), and Item 2 of its Form 10-Q for the quarterly period ended September 30, 2005. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2004 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

February 16, 2006 /s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

99   -   ALLETE News Release dated February 16, 2006, announcing 2005 earnings. **[This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.]**

Exhibit 99



For Release: February 16, 2006
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor
Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports 2005 financial results;
projects 15-20 percent 2006 earnings per share growth

ALLETE, Inc. (NYSE: ALE) today reported 2005 earnings from continuing operations of $0.64 per diluted share, compared to $1.35 in 2004. Excluding transactions not representative of ongoing operations in 2005 and 2004 (described below), earnings from continuing operations were $2.26 per share in 2005 compared to $1.32 in 2004, an increase of 71 percent.

"We couldn't be more pleased with the financial and operational performance of our company," said Donald J. Shippar, ALLETE's chairman, president and CEO. "Utility power sales were higher across all customer classes in 2005. Real estate sales were robust and our Town Center at Palm Coast project began to take shape."

Regulated Utility income improved $8.0 million from 2004 to 2005, primarily due to a four percent increase in overall electricity sales. Healthier economic conditions in Minnesota Power's service territory combined with warmer weather in the summer of 2005 contributed to stronger sales to all customer classes.

Nonregulated Energy Operations recorded a $1.9 million profit in 2005 compared to a loss of $2.9 million in 2004, excluding the $50.4 million, or $1.84 per share, charge related to the assignment of the Kendall County, Ill. power purchase agreement. Elimination of the operating loss related to this agreement and strong results from BNI Coal contributed to the 2005 increase. Earnings from the Taconite Harbor Energy Center were down from last year because of outage-related maintenance and other expenses.

Income from **Real Estate** climbed to $17.5 million in 2005, a 22 percent increase over 2004. The first real estate sales from ALLETE Properties' Town Center at Palm Coast development were recorded in 2005, representing 643,000 square feet of commercial space. After months of infrastructure construction, the first developer-owned structures on the 1,550-acre project will be built in 2006.

ALLETE's **Other** segment recorded income of $2.9 million, a $13.5 million improvement from last year. In 2005, ALLETE recorded lower interest expense and higher earnings on excess cash, and had a smaller loss in its emerging technology investment portfolio. In addition, during the fourth quarter of 2005, a $3.7 million, or $0.13 per share, current tax benefit due to the positive resolution of income tax audit issues was recognized and comprehensive tax planning initiatives implemented by ALLETE in 2005 resulted in a $2.5 million, or $0.09 per share, deferred tax benefit. In 2004, a $10.9 million, or $0.38 per share, debt prepayment expense nearly offset an $11.5 million, or $0.41 per share, gain on the sale of ADESA, Inc. common shares.

"Beyond the solid financial gains in this earnings report, we achieved a number of milestones and accomplished important strategic objectives in 2005," Shippar said. These events included:

- Assigning the Kendall County power purchase agreement, eliminating projected after-tax operating losses of approximately $8 million per year;
- Entering into an agreement to invest in American Transmission Company, which is expected to be a significant and consistent earnings contributor in our energy business;
- Extending electric contracts with five of Minnesota Power's customers in the taconite mining and pulp and paper industries for an additional four to eight years;
- Announcing a $60 million plan to reduce air emissions at two generating stations, while requesting current cost recovery;
- Entering an agreement to purchase renewable energy from a new wind facility to be built in North Dakota and continuing to pursue the purchase of renewable energy from a new wind facility in northern Minnesota;
- Recording the company's first real estate sales at ALLETE Properties' Town Center project, signing the company's first sales contract for the Palm Coast Park development, and beginning the Development of Regional Impact process for Ormond Crossings, the company's third major real estate development;
- Completing the exit from the company's Water Services businesses by selling our water and wastewater assets in Georgia; and
- Selling Enventis Telecom, a transaction that provided approximately $29 million in cash.

Due in large part to these accomplishments, ALLETE expects 2006 earnings per share from continuing operations to increase by 15 percent to 20 percent. This earnings expectation is based on a 2005 diluted earnings per share from continuing operations of $2.26, which excludes transactions not representative of ongoing operations. The 2006 earnings expectation does not include earnings from additional investments we may make in growth initiatives.

"Our company is in a good position to keep the positive momentum going in 2006," Shippar said. "We look forward to building upon ALLETE's strengths, and expect another strong year."

Shippar also noted that, due to the company's near and long-term earnings outlook, the ALLETE Board of Directors recently declared a substantial 15 percent increase in the quarterly common stock dividend.

"The board is confident in the company's ability to provide consistent future dividend increases while, at the same time, funding its growth strategy," he said.

ALLETE, headquartered in Duluth, Minn., provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in forward-looking statements. These forward-looking statements involve risks and uncertainties, and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

#####

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2005 and 2004
Millions Except Per Share Amounts

	Quarter Ended		Year Ended	
	2005	2004	2005	2004
Operating Revenue	$192.3	$168.8	$737.4	$704.1
Operating Expenses				
Fuel and Purchased Power	71.2	69.1	273.1	286.2
Operating and Maintenance	81.7	72.4	293.5	270.1
Kendall County Charge	–	–	77.9	–
Depreciation	12.1	11.7	47.8	46.9
Total Operating Expenses	165.0	153.2	692.3	603.2
Operating Income from Continuing Operations	27.3	15.6	45.1	100.9
Other Income (Expense)				
Interest Expense	(6.3)	(6.1)	(26.4)	(31.7)
Other	3.4	9.3	1.1	(12.2)
Total Other Income (Expense)	(2.9)	3.2	(25.3)	(43.9)
Income from Continuing Operations				
Before Minority Interest and Income Taxes	24.4	18.8	19.8	57.0
Minority Interest	0.3	0.1	2.7	2.1
Income from Continuing Operations Before Income Taxes	24.1	18.7	17.1	54.9
Income Tax Expense (Benefit)	(0.1)	2.6	(0.5)	16.4
Income from Continuing Operations				
Before Change in Accounting Principle	24.2	16.1	17.6	38.5
Income (Loss) from Discontinued Operations – Net of Tax	(3.2)	(6.4)	(4.3)	73.7
Change in Accounting Principle – Net of Tax	–	–	–	(7.8)
Net Income	$ 21.0	$ 9.7	$ 13.3	$104.4
Average Shares of Common Stock				
Basic	27.5	28.2	27.3	28.3
Diluted	27.6	28.4	27.4	28.4
Basic Earnings (Loss) Per Share of Common Stock				
Continuing Operations	$0.89	$0.57	$0.65	$1.37
Discontinued Operations	(0.12)	(0.22)	(0.16)	2.60
Change in Accounting Principle	–	–	–	(0.28)
	$0.77	$0.35	$0.49	$3.69
Diluted Earnings (Loss) Per Share of Common Stock				
Continuing Operations	$0.88	$0.56	$0.64	$1.35
Discontinued Operations	(0.12)	(0.22)	(0.16)	2.59
Change in Accounting Principle	–	–	–	(0.27)
	$0.76	$0.34	$0.48	$3.67
Dividends Per Share of Common Stock	$0.3150	$0.3000	$1.2450	$2.8425

Consolidated Balance Sheet
For the Periods Ended December 31, 2005 and 2004
Millions

	2005	2004		2005	2004
Assets			**Liabilities and Shareholders' Equity**		
Cash and Cash Equivalents	$ 89.6	$ 43.7	Current Liabilities	$ 106.7	$ 91.7
Restricted Cash	–	30.3	Long-Term Debt	387.8	389.4
Short-Term Investments	116.9	149.2	Other Liabilities	288.5	295.3
Other Current Assets	167.0	131.8	Discontinued Operations	13.0	24.5
Property, Plant and Equipment	860.4	849.6	Shareholders' Equity	602.8	630.5
Investments	117.7	124.5			
Discontinued Operations	2.6	49.5			
Other	44.6	52.8			
Total Assets	$ 1,398.8	$1,431.4	**Total Liabilities and Shareholders' Equity**	$1,398.8	$1,431.4

ALLETE, Inc.	Quarter Ended December 31,		Year Ended December 31,	
	2005	2004	2005	2004

Income (Loss)
Millions

Regulated Utility	$ 14.4	$ 9.6	$ 45.7	$37.7
Nonregulated Energy Operations *(a)*	(1.2)	(3.5)	(48.5)	(2.9)
Real Estate	3.8	(0.2)	17.5	14.3
Other	7.2	10.2	2.9	(10.6)
Income from Continuing Operations	24.2	16.1	17.6	38.5
Income (Loss) from Discontinued Operations	(3.2)	(6.4)	(4.3)	73.7
Change in Accounting Principle	–	–	–	(7.8)
Net Income	$ 21.0	$ 9.7	$ 13.3	$104.4

Diluted Earnings (Loss) Per Share

Continuing Operations	$ 0.88	$ 0.56	$0.64	$1.35
Discontinued Operations	(0.12)	(0.22)	(0.16)	2.59
Change in Accounting Principle	–	–	–	(0.27)
	$ 0.76	$ 0.34	$0.48	$3.67

(a) In April 2005, ALLETE recorded a $50.4 million, or $1.84 per share, charge related to the assignment of the Kendall County power purchase agreement.

Note: In 2005, we began allocating corporate charges and interest expense to our business segments. For comparative purposes, segment information for 2004 has been restated to reflect the new allocation method used in 2005 for corporate charges and interest expense. This restatement had no impact on consolidated net income or earnings per share.

Kilowatthours Sold
Millions

Regulated Utility				
Retail and Municipals				
Residential	297.4	280.5	1,101.6	1,053.3
Commercial	339.9	320.9	1,326.8	1,281.8
Industrial	1,823.0	1,797.1	7,129.8	7,070.8
Municipals	220.0	209.1	877.3	823.0
Other	19.9	21.1	79.1	79.0
	2,700.2	2,628.7	10,514.6	10,307.9
Other Power Suppliers	276.7	271.7	1,141.6	917.5
	2,976.9	2,900.4	11,656.2	11,225.4
Nonregulated Energy Operations	361.7	298.1	1,521.3	1,496.1
	3,338.6	3,198.5	13,177.5	12,721.5

Real Estate

Town Center Development Project				
Commercial Square Footage Sold *(a)*	–	–	643,000	–
Other Land				
Acres Sold	44	34	1,102	1,479
Lots Sold	–	–	7	211

(a) For the year ended December 31, 2005, 70 acres were sold (0 acres for the quarter ended December 31, 2005).

Non-GAAP Financial Measures

ALLETE prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, the company discloses and discusses certain non-GAAP financial information in our quarterly earnings releases, on investor conference calls and during investor conferences and related events. Management believes that non-GAAP financial data supplements ALLETE's GAAP financial statements by providing investors with additional information which enhances the investors' overall understanding of our financial performance and the comparability of our operating results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in accordance with GAAP.

Financial results for 2005 were significantly impacted by the following transactions:

- A $50.4 million after tax, or $1.84 per share, charge due to the assignment of the Kendall County power purchase agreement to Constellation Energy Commodities;
- A $3.7 million, or $0.13 per share, current tax benefit due to a positive resolution of income tax audit issues; and
- A $2.5 million, or $0.09 per share, deferred tax benefit due to comprehensive tax planning initiatives.

In 2004, financial results were significantly impacted by the following transactions:

- A $10.9 million after tax, or $0.38 per share, debt prepayment cost as part of ALLETE's financial restructuring in preparation for the spin-off of Automotive Services; and
- An $11.5 million after tax, or $0.41 per share, gain on the sale of shares of ADESA, Inc. common stock related to the company's Retirement Savings and Stock Ownership Plan.

Since these transactions significantly impacted the financial results from continuing operations in 2005 and 2004, ALLETE believes that for comparative purposes and a more accurate reflection of our ongoing operations, it is useful to present diluted earnings per share from continuing operations for each applicable period excluding the impact of these items. The table below reconciles actual reported diluted earnings per share from continuing operations before change in accounting principle to the adjusted results that exclude these transactions in the respective periods.

	Quarter Ended December 31,		Year Ended December 31,	
	2005	**2004**	**2005**	**2004**
Diluted Earnings Per Share of Common Stock				
Continuing Operations Before Change in Accounting Principle	$0.88	$0.56	$0.64	$1.35
Add: Kendall County Charge	–	–	1.84	–
Debt Prepayment Cost	–	–	–	0.38
Less: Gain on Sale of ADESA Shares	–	0.41	–	0.41
Positive Resolution of Tax Audit Issues	0.13	–	0.13	–
Tax Planning Initiatives	0.09	–	0.09	–
	$0.66	$0.15	$2.26	$1.32